                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                               -------------------

                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1 (a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                         (Amendment No. ____________)*

                               STYLECLICK.COM INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   864221 10 6
                                 (CUSIP Number)

                               Maurizio Vecchione
                               Styleclick.com Inc.
                            3861 Sepulveda Boulevard
                          Culver City, California 90230
                                 (310) 751-2100
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 24, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


--------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the NOTES).

------------------------
CUSIP No. 864221 10 6        SCHEDULE 13D
--------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                               Maurizio Vecchione
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) / /  (b) / /

--------------------------------------------------------------------------------
   3      SEC USE ONLY
--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS

                                 Not applicable
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                           / /
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          ITALY
--------------------------------------------------------------------------------
     NUMBER OF            7     SOLE VOTING POWER
       SHARE                    0
                       ---------------------------------------------------------
   BENEFICIALLY           8     SHARED VOTING POWER*
     OWNED BY                   525,512
                       ---------------------------------------------------------
       EACH               9     SOLE DISPOSITIVE POWER
                                0
     REPORTING         ---------------------------------------------------------
    PERSON WITH           10    SHARED DISPOSITIVE POWER*
                                525,512
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          525,512
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                           / /

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)**

          6.7%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          IN
--------------------------------------------------------------------------------

       * Consists of 417,619 shares held jointly by Maurizio Vecchione and Andrea Vecchione, as to which shares they share voting and investment power, 103,893 shares which may be purchased by Maurizio Vecchione pursuant to currently exercisable stock options, and 4,000 shares which may be purchased by Andrea Vecchione upon the exercise of vested and currently exercisable warrants.

       ** Based on 7,716,930 shares of Common Stock outstanding on January 25, 2000 as reported by the Company.


                                     Page 2

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------------------------
CUSIP No. 864221 10 6        SCHEDULE 13D
--------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                Andrea Vecchione
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) / /  (b) / /

--------------------------------------------------------------------------------
   3      SEC USE ONLY
--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS

                                 Not applicable
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                           / /
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES
--------------------------------------------------------------------------------
     NUMBER OF            7     SOLE VOTING POWER
       SHARE                    0
                       ---------------------------------------------------------
   BENEFICIALLY           8     SHARED VOTING POWER*
     OWNED BY                   525,512
                       ---------------------------------------------------------
       EACH               9     SOLE DISPOSITIVE POWER
                                0
     REPORTING         ---------------------------------------------------------
    PERSON WITH           10    SHARED DISPOSITIVE POWER*
                                525,512
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          525,512
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                           / /

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)**

          6.7%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          IN
--------------------------------------------------------------------------------

       * Consists of 417,619 shares held jointly by Maurizio Vecchione and Andrea Vecchione, as to which shares they share voting and investment power, 103,893 shares which may be purchased by Maurizio Vecchione pursuant to currently exercisable stock options, and 4,000 shares which may be purchased by Andrea Vecchione upon the exercise of vested and currently exercisable warrants.

       ** Based on 7,716,930 shares of Common Stock outstanding on January 25, 2000 as reported by the Company.

ITEM 1   SECURITY AND ISSUER

     This Statement relates to the common stock ("Common Stock") of Styleclick.com Inc., a California corporation (the "Company"), and options to purchase Common Stock. The Company's principal executive offices are located at 3861 Sepulveda Boulevard, Culver City, CA 90230.

ITEM 2   IDENTITY AND BACKGROUND

     This statement is being filed jointly by Maurizio Vecchione and Andrea Vecchione, as individuals (each referred to herein as a "Reporting Person" and collectively as the "Reporting Persons") pursuant to the Joint Filing Agreement dated February 2, 2000, a copy of which is attached hereto as
Exhibit 1.


  Name/Citizenship        Present Business Address      Present Principal Occupation
  ----------------        ------------------------      ----------------------------
Maurizio Vecchione/      Styleclick.com Inc.            President and Director,
Italy                    3861 Sepulveda Boulevard       Co-Chief Executive Officer
                         Culver City, CA  90230

Andrea Vecchione/        645 Ocampo Drive               Herself
United States            Pacific Palisades, CA 90272

     During the last five years none of the Reporting Persons has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting of mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3   SOURCE AND AMOUNT OF CONSIDERATION

     No funds or other consideration were used by the Reporting Persons to purchase any securities of the Company within the last sixty days. This
Schedule 13D is being filed because Maurizio Vecchione has entered into the Voting Agreement described in Item 4 below.

ITEM 4   PURPOSE OF TRANSACTION

     On January 24, 2000, the Company and USA Networks, Inc. ("USA") announced that they had entered into an Agreement and Plan of Merger (as amended from time to time, the "Merger Agreement"), which sets forth the terms and conditions of the proposed merger (the "Merger") of the Company and USANi Sub LLC ("USANi"), a Delaware limited liability company and a subsidiary of USA. Pursuant to the Merger Agreement, a wholly-owned subsidiary of a newly organized Delaware corporation ("Newco") will merge into the Company, with the Company surviving as a wholly owned subsidiary of Newco. Prior to the Merger, the sole stockholder of Newco will be USANi.

     Concurrently with the execution of the Merger Agreement, and as a condition to the parties entering into the Merger Agreement, USANi entered into a Voting Agreement


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with Maurizio Vecchione (the "Maurizio Vecchione Voting Agreement") with respect to all of the shares of the Company's Common Stock now owned, whether beneficially or of record, and which may hereafter be acquired by Maurizio Vecchione and any shares of Company Common Stock (the "Shares") over which he has investment power or voting power, each within the meaning of Rule 13d-3(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and all options to acquire Shares now owned and which may hereafter be acquired (the "Options") by Maurizio Vecchione. Pursuant to the terms of the Maurizio Vecchione Voting Agreement, Maurizio Vecchione, among other things, agrees that at any meeting of the shareholders of the Company, however called, and in any action by consent of the shareholders of the Company, he shall vote his Shares or shall cause his Shares to be voted: (a) in favor of the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement (collectively, the "Proposed Transaction") and (b) against any proposal (other than in respect of the Proposed Transaction) for any: (i) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any other material corporate transaction, the consummation of which could reasonably be expected to impede, interfere with, prevent or materially delay the Proposed Transaction; (ii) sale, lease, exchange, transfer or other disposition of 20% or more of the assets of the Company in a single transaction or series of transactions; or (iii) the acquisition by any person or "group" (as defined in Section 13(d) of the Exchange Act) other than USANi or its affiliates (herein, a "third party"), of "beneficial ownership" of 15% or more of the Company's voting stock whether by tender offer or exchange offer or otherwise and including a self tender offer, merger, sale of assets or other business combination between the Company and any person or entity or any other action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or which could result in any of the conditions to the Company's obligations under the Merger Agreement not to be fulfilled. The Maurizio Vecchione Voting Agreement terminates upon the earlier of (i) the consummation and the Merger, and (ii) twelve months after termination of the Merger Agreement. A copy of the Maurizio Vecchione Voting Agreement is attached hereto as Exhibit 2.

     Except as set forth above, none of the Reporting Persons has any present plans or proposals which relate to or would result in any actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5   INTEREST IN SECURITIES OF THE ISSUER

     (a) The responses of the Reporting Persons to Rows (7) through (13) of cover pages 2 and 3 of this statement on Schedule 13D are incorporated herein by reference. As of January 25, 2000, (i) Maurizio Vecchione beneficially owned 417,619 shares of the Company's Common Stock and had the right to acquire 103,893 shares of the Company's Common Stock pursuant to stock options and (ii) Andrea Vecchione beneficially owned 417,619 shares of the Company's Common Stock and had the right to acquire 4,000 shares of the Company's Common Stock pursuant to warrants.

     (b) The responses of the Reporting Persons to (i) Rows (7) through (13) of the cover pages of this statement on Schedule 13D and (ii) Item 5(a) hereof are incorporated


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

herein by reference. The Reporting Persons disclaim the existence of a group within the meaning of Section 13(d)(3) of the Exchange Act based upon the Maurizio Vecchione Voting Agreement or any other agreements with respect to the Common Stock of the Company.

     (c) Except as disclosed in Item 4 hereof, none of the Reporting Persons has effected any transaction in the Common Stock of the Company during the past 60 days.

     (d)  Not applicable.

     (e) Upon consummation of the Merger referenced in Item 4, and subject to certain conditions being met, the Reporting Persons will beneficially own 131,378 shares of Newco, the surviving entity, at which point in time neither Reporting Person would be a beneficial owner of more than five percent of the class of securities of Newco.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The response to Item 4 hereof is incorporated herein by reference. Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities or the Company, including, but not limited to, transfer or voting of any of the securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Company.

     All statements made in the body of this statement concerning the terms of the Maurizio Vecchione Voting Agreement are qualified in their entirety by the actual text of such Agreement as filed herewith.

ITEM 7   MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 The Joint Filing Agreement dated February 2, 2000 among Maurizio Vecchione and Andrea Vecchione.

Exhibit 2. Voting and First Offer Agreement, dated as of January 24, 2000, among Maurizio Vecchione and USANi Sub LLC.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 3, 2000

                                          By: /s/ Maurizio Vecchione
                                              ----------------------------------
                                              Maurizio Vecchione,
                                              an individual


                                          By: /s / Andrea Vecchione
                                              ----------------------------------
                                              Andrea Vecchione,
                                              an individual


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